Exhibit 1

NEWS
For Release:	IMMEDIATE

Hadera Paper Ltd.
ANNOUNCES COMPLETION OF MONDI HADERA TRANSACTION

Hadera, Israel, December 29, 2010 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper” or "HAP")announced that following the Company's press releases of September 8, 2010 ("Transaction Report"), December 26, 2010 and Company's report in the frame of the Financial Results for the Third Quarter of November 8, 2010, with respect to the Transaction (as defined in the Transaction Report), the Company is hereby honored to announce that on December 28, 2010, the closing conditions for the completion of the transaction, as detailed in the purchase agreement, have been fulfilled, the ancillary agreements in the frame of the transaction have been signed, and the closing date was scheduled for December 31, 2010. It was further agreed between the parties that the consideration shall be transferred to the Mondi Group (as defined in the Transaction Report)no later than January 10, 2011. Following the completion of the Transaction, the Company will consolidate in its Financial Statement, as from December 31, 2010, Mondi Hadera's Financial Statements (as defined in the Transaction Report).

Contact:
Yael Nevo, Adv.
Corporate Secretary and Legal Counsel
Hadera Paper Ltd. Group
Tel:+972-4-6349408
YaelN@hadera-paper.co.il